M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

DIRECT FAX: 212-798-6319

ali.panjwani@pryorcashman.com

May 10, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel

Re:	Lytus Technologies Holdings PTV. Ltd.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Filed May 5, 2022

File No. 333-254943

Ladies and Gentlemen:

On behalf of Lytus Technologies Holdings PTV. Ltd. (the “Company”), based on telephonic discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (the “Form F-1”) filed by the Company on May 5, 2022, the Company plans to include the following disclosure in the final prospectus where indicated below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form F-1.

Pages 49-50 and 63-64, in place of current discussion regarding Reachnet and third party report related thereto and pages 3-4 and 72, in place of paragraphs beginning “On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties have agreed to, on a good faith basis, settle payments upon completion of a third party’s systems and operational review of Reachnet and its subscribers.”

On December 10, 2020, the Company engaged an independent third-party reviewer/consultant to carry out a routine systems audit of Reachnet’s operations before completing final payments under the Customer Acquisition Agreement. On February 5, 2021, Lytus India and Reachnet entered into the Third Supplemental Agreement to the Customer Acquisition Agreement, pursuant to which the parties agreed to settle, on a good faith basis, payments due under the Customer Acquisition Agreement upon completion of the third party’s systems and operational review of Reachnet and its subscribers. The commercial terms to the Customer Acquisition Agreement remained intact and were not subject to any contingency. Given the uncertainty with respect to another potential lockdown caused by a recent COVID-19 resurgence in India, the parties also agreed that setting off the amounts due under the agreement would be an option, if required. There was no operational impact on the Company on account of the proposed review, as Reachnet continued to provide services and collect payments from the Company’s customers pending this review.

The independent review commenced on April 1, 2021, and was interrupted on account of COVID-19-related nationwide lockdowns that were implemented in different states intermittently through January 2022. While a substantial portion of the audit was completed, resource scheduling delays on account of COVID-19-related quarantine restrictions on third-party reviewer staff caused certain portions of the review to remain incomplete. With relaxation of the lockdown restrictions effective February 1, 2022, the final phase of the review was completed on April 28, 2022, and a report on the findings (the “Reachnet Report”) was provided to the Company on April 28, 2022.

The Reachnet Report:

●	Confirmed and verified the physical veracity and operational functionality of the Nationwide Subscriber Management Systems currently deployed by Reachnet and the accuracy of Reachnet’s periodic reporting of data to relevant management teams;

●	Confirmed and verified the operational metrics of the headend/broadcasting equipment that is used by Reachnet in all of the major metros in Maharashtra; and

●	Verified the following as accurate: in the States of West Bengal, Andhra Pradesh, Kerala, Haryana, New Delhi (National Capital Region) and rural parts of Maharashtra and Karnataka:

●	the location and functionality of overhead fiber in each of these regions;

●	the location and functionality of underground fiber in each of these regions;

●	the functionality of all nodes in smaller metros where Reachnet has its offices;

●	the technology redundancy review of protocols of all servers, including aging and expected timelines for renewal of equipment in each of these regions;

●	the lists of final active customers in each of these regions; and

●	the local cable office resources of Reachnet in each of these regions.

The Reachnet Report also validates and certifies the viability of Reachnet’s operational systems nationwide. As a result of the findings of the Reachnet Report, the Company does not anticipate any amendment or material adjustment to the consideration of $29.69 million (current portion) payable under the Customer Acquisition Agreement. The Company intends to settle payments with Reachnet under the contract on a year-by-year basis.

At the next meetings of the respective boards of directors of the Company and Reachnet, it is expected that the following steps will be completed based upon the advice of the consultants and in compliance with all applicable requirements of the laws of India:

●	Both parties will determine the total receivables as of the date of settlement.

●	Reachnet will commence to pay the Company all amounts due to the Company (approximately $40.39 million) as of December 31, 2021, which amounts may be offset against amounts owed by the Company to Reachnet (approximately $29.69 million (current portion)) as of December 31, 2021.

●	Once the implementation of a payment settlement is complete, the Company will, on a going-forward basis, directly bill subscribers and maintain direct relationships with the local agents responsible for collecting subscription revenue from customers.

Based on the conclusions of the Reachnet Report, the Company believes its commercial arrangement with Reachnet was not materially impacted, and that final settlement of the Customer Acquisition Agreement will have no material impact on the Company’s results of operations or result in any material adjustments to the purchase price, or in any contracts or the Company’s relationships with customers.

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Dharmesh Pandya, Chief Executive Officer
Jan Woo, Legal Branch Chief

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